EXHIBIT 1


FOR IMMEDIATE RELEASE                                              JUNE 7, 2002


                                  Announcement


                BCP INTERNATIONAL BANK LIMITED Declares Dividend

(Lisbon, June 8, 2002) - The Board of Directors of BCP International Bank Limited (the "Company") has on June 7, 2002 declared a dividend on the Company's 8% Non - cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on July 2, 2002 to holders of record of the Series A Preference Shares on June 17, 2002.


Banco Comercial Portugues
End of announcement

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